Filed Pursuant to Rule 433

Registration Statement No. 333-202524

Strategic Accelerated Redemption Securities®

Strategic Accelerated Redemption Securities® Linked to the EURO STOXX 50® Index
Issuer	HSBC USA Inc. (“HSBC”)
Principal Amount	$10.00 per unit
Term	Approximately five years, if not called on the first or second Observation Dates
Market Measure	The EURO STOXX 50® Index (Bloomberg symbol: “SX5E”)
Automatic Call	Automatic call if the Observation Level of the Market Measure on any of the Observation Dates is equal to or greater than the Starting Value
Observation Level	The closing level of the Market Measure on any Observation Date
Observation Dates	Approximately one, two, three, four and five years after the pricing date
Call Amounts

In the event of an automatic call, the amount payable per unit will be:

• If called on the first Observation Date: $[11.00 - 11.10]

• If called on the second Observation Date: $[12.00 - 12.20]

• If called on the third Observation Date: $[13.00 – 13.30]

• If called on the fourth Observation Date: $[14.00 – 14.40]

• If called on the final Observation Date: $[15.00- 15.50]

Each to be determined on the pricing date.

Payout Profile at Maturity	If not called, 1-to-1 downside exposure to decreases in the Market Measure beyond a 5% decline, with up to 95% of the principal amount at risk
Threshold Value	95% of the Starting Value of the Market Measure
Investment Considerations	This investment is designed for investors who anticipate that the Observation Level on any of the Observation Dates will be equal to or greater than the Starting Value and, in that case, accept an early exit from the investment, and are willing to accept that their return on their investment, if any, will be capped at the applicable Call Premium, take downside risk below the Threshold Value and forgo interim interest payments.
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/83246/000114420417044543/v473820_fwp.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest.

Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•	If the notes are not called, your investment may result in a loss; there is no guaranteed return of principal.
•	Payments on the notes, including repayment of principal, are subject to the credit risk of HSBC. If HSBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.
•	Your investment return is limited to the applicable Call Premium and may be less than a comparable investment directly in the stocks included in the Market Measure.
•	The estimated initial value of the notes on the pricing date will be less than their public offering price.
•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the estimated initial value of the notes on the pricing date.
•	You will have no rights of a holder of the securities represented by the Market Measure, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.
•	Your return on the notes may be affected by factors affecting the international securities markets, specifically changes within the Eurozone. The Eurozone is and has been undergoing severe financial stress, and the political, legal and regulatory ramifications are impossible to predict. Changes within the Eurozone could adversely affect the performance of the Market Measure and, consequently, the value of the notes. In addition, you will not obtain the benefit of any increase in the value of the euro against the U.S. dollar, which you would have received if you had owned the securities in the Market Measure during the term of your notes, although the level of the Market Measure may be adversely affected by general exchange rate movements in the market.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

HSBC has filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for each of the offerings to which this document relates. Before you invest, you should read those documents, and the other documents that we have filed with the SEC, for more complete information about us and these offerings. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, HSBC, any agent, or any dealer participating in these offerings will